Exhibit 99.1

Opera Co-CEO Lin Song Becomes Sole CEO

OSLO, Norway, October 10, 2025 – Opera Limited (NASDAQ: OPRA) (“Opera,” or the “Company”), a leading global browser and AI agent company, today announced that Mr. Lin Song, formerly Co-CEO, will now hold the role of Opera’s CEO effective from today. This follows the decision of Mr. James Yahui Zhou to step down from his former CEO role after a five-year period in which they shared responsibilities. Mr. Zhou will continue as Opera’s Executive Chairman.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across devices. Hundreds of millions worldwide use Opera’s mobile and desktop browsers for their speed, security, and unique features, enhanced with integrated AI that enables users to navigate and interact with the web in new transformative ways. Founded in 1995 and headquartered in Oslo, Norway, Opera is listed on the Nasdaq stock exchange under the ticker symbol “OPRA”. Download Opera products from opera.com and learn more about Opera at investor.opera.com.

Contacts

Investor relations:

Matthew Wolfson

investor-relations@opera.com

Media:

press-team@opera.com